UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. )*

FREYR Battery
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

L4135L100
(CUSIP Number)
Stig André Tanum Chairman Teknovekst Invest AS Solbergveien 51, 3232 Sandefjord, Norway +47 909 94 592
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 10, 2023
(Date of Event which Requires Filing of this Statement)

With Copy to:

Danny Tricot, Esq.
Denis Klimentchenko, Esq.
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
United Kingdom
+44 20 7519 7000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. L4135L100

1.	Names of Reporting Persons. Teknovekst Invest AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,580,446 (See Item 5(b) below)
	8.	Shared Voting Power 0 (See Item 5(b) below)
	9.	Sole Dispositive Power 7,580,446 (See Item 5(b) below)
	10.	Shared Dispositive Power 0 (See Item 5(b) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,580,446 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%(1) (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. L4135L100

1.	Names of Reporting Persons. Teknovekst AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5(b) below)
	8.	Shared Voting Power(2) 7,580,446 (See Item 5(b) below)
	9.	Sole Dispositive Power 0 (See Item 5(b) below)
	10.	Shared Dispositive Power(2) 7,580,446 (See Item 5(b) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,580,446 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%(1) (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. L4135L100

1.	Names of Reporting Persons. Tore Ivar Slettemoen
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power(3) 7,580,446 (See Item 5(b) below)
	8.	Shared Voting Power 0 (See Item 5(b) below)
	9.	Sole Dispositive Power(3) 7,580,446 (See Item 5(b) below)
	10.	Shared Dispositive Power 0 (See Item 5(b) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,580,446 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%(1) (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) IN

(1)
The calculation of percent ownership is based on 139,705,234 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

(2)	Solely in its capacity as a shareholder of Teknovekst Invest AS.
(3)	Solely in his capacity as the sole shareholder of Teknovekst AS, and in his capacity as a shareholder of Teknovekst Invest AS.

Item 1. Security and Issuer

This  Statement on Schedule 13D (the “Statement”) relates to the ordinary shares (the “Ordinary Shares”), of FREYR Battery, a corporation in the form of a public limited liability company (société anonyme) incorporated under the laws of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) under number B 251199 (the “Issuer”). The address of the principal executive office of the Issuer is 22-24, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg and its telephone number is 00 352 46 61 11 3721. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)-(c) and (f)

This Statement is being filed jointly by:

(i)	Teknovekst Invest AS, a private limited liability company incorporated under the laws of Norway (“Teknovekst Invest”), whose principal business is to invest in securities;

(ii)	Teknovekst AS, a company incorporated under the laws of Norway, whose principal business is to invest in securities; and

(iii)	Tore Ivar Slettemoen, a Norwegian citizen.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 and filed as an exhibit to this Statement.

Set forth in Annex A to this Statement is a listing of the directors and executive officers, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is hereby incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a Norwegian citizen.

The principal business address of each of Teknovekst Invest and Teknovekst AS is Solbergveien 51, 3232 Sandefjord, Norway.

(d)-(e)

During the past five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

 The Reporting Persons initially invested in FREYR AS, a company organized under the laws of Norway (“FREYR Legacy”). In connection with the completion of the Issuer’s business combination with Alussa Energy Acquisition Corp. on July 9, 2021 (the “Business Combination”), all outstanding shares of FREYR Legacy were converted into Ordinary Shares, resulting in the Reporting Persons holding 8,390,446 Ordinary Shares at the time of the Business Combination.

On April 13, 2023, Teknovekst Invest sold an aggregate of 250,000 Ordinary Shares in open market transactions, resulting in the Reporting Persons holding 6,980,446 Ordinary Shares. After giving effect to such sales, as of April 13, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares and on April 19, 2023, filed an amendment to their previously filed Schedule 13D, filed on July 21, 2021, to report this.

On November 10, 2023, Teknovekst Invest AS acquired an aggregate of 600,000 Ordinary Shares in open market transactions. The Reporting Persons used an aggregate of $894,180 to purchase the 600,000 Ordinary Shares. The source of these funds was though the reallocation of other liquid positions.

The information set forth in Items 4 and 6 of this Statement are incorporated herein by reference.

Item 4. Purpose of Transaction

The Reporting Persons acquired Ordinary Shares of the Issuer for investment purposes and in connection with Mr. Slettemoen’s relationship with the Issuer, as they believed that such shares represented an attractive investment opportunity.

Except as otherwise disclosed herein, no Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of this Statement; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law and any limitations in the definitive agreements described in Item 6 herein, may formulate a plan with respect to such matters, and from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer or its subsidiaries, other shareholders of the Issuer and its subsidiaries or other third parties regarding such matters.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Ordinary Shares, dispose of some or all of the Ordinary Shares that it may own from time to time, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

(a)-(b)

The information set forth on the cover pages and in Item 3 of this Statement are incorporated to this Item 5(a)-(b) by reference.

Ownership percentages set forth in this Statement are based on 139,705,234 Ordinary Shares issued and outstanding, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

Teknovekst Invest directly holds 7,580,446 Ordinary Shares, representing approximately 5.4% of the issued and outstanding Ordinary Shares when rounded to the nearest 0.1%, and has the sole power to vote and dispose of such Ordinary Shares.

Teknovekst AS, by virtue of its ownership of 99.9% of the interest in Teknovekst Invest, has the ability to direct the management of the business of Teknovekst Invest, including the power to direct the decisions of Teknovekst Invest regarding the voting and disposition of securities held by them. Therefore, Teknovekst AS may be deemed to have indirect beneficial ownership of the Ordinary Shares held by Teknovekst Invest.

Mr. Slettemoen is the sole owner of Teknovekst AS and a shareholder of Teknovekst Invest, and directly or indirectly holds all of the ownership of the entities mentioned above. Therefore, Mr. Slettemoen may be deemed to have indirect beneficial ownership of the Ordinary Shares held by Teknovekst AS and Teknovekst Invest.

(c)

On November 10, 2023, Teknovekst Invest purchased an aggregate of 600,000 Ordinary Shares in open market transactions for a price of $1.49 per share.

The information set forth in Items 4 and 6 of the Statement are incorporated to this Item 5(c) by reference.

Except for the transactions described in this Statement, including those described in Item 3 above, there have been no transactions in Ordinary Shares that were effected during the past sixty days by the Reporting Persons. To the knowledge of the Reporting Persons, no Covered Person has effected any transaction in Ordinary Shares in the past sixty days.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Slettemoen co-founded FREYR Legacy in February 2018 and served as a FREYR Legacy director from February 2018 to July 2021. Mr. Slettemoen has no formal relationship with or control rights over the Issuer, other than through the shareholdings described in this Statement.

On November 17, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of the Joint Filing Agreement is attached as Exhibit 1 hereto and is incorporated into this Item 6 by reference.

Item 6 is hereby supplemented with the information reported in response to Item 4 hereto, which is incorporated by reference in response to this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Teknovekst AS, Teknovekst Invest AS and Tore Ivar Slettemoen, dated November 17, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2023

Teknovekst AS

/s/	Tore Ivar Slettemoen
By:	Tore Ivar Slettemoen
Its:	Chairman

/s/	Stig André Tanum
By:	Stig André Tanum
Its:	Director

Teknovekst Invest AS

/s/	Stig André Tanum
By:	Stig André Tanum
Its:	Chairman

Tore Ivar Slettemoen

/s/	Tore Ivar Slettemoen

Annex A

Teknovekst Invest AS

The name and principal occupation of each of the directors and executive officers of Teknovekst Invest AS are listed below.

Name	Principal Occupation / Business Address

Stig André Tanum	CFO and Director of Teknovekst AS, Solbergveien 51, 3232 Sandefjord, Norway

Teknovekst AS

The name and principal occupation of each of the directors and executive officers of Teknovekst Ltd. are listed below.

Name	Principal Occupation / Business Address
Tore Ivar Slettemoen	Chairman of Teknovekst AS, Unter Alstadt 12, Zug, 6300 Zug, Switzerland

Stig André Tanum	CFO and Director of Teknovekst AS, Solbergveien 51, 3232 Sandefjord, Norway